UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044103109

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(212) 201-2640

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		494,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

494,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,405
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		134,121
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

134,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		494,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

494,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		494,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

494,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		139,526
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

139,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		633,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

633,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Christopher Swann.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,012,231 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,012,231 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 70,000 Shares (as defined in Item 1) underlying certain call options.

9

CUSIP No. 044103109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Cygnus Opportunity Fund, LLC, a Delaware limited liability company (“Cygnus Opportunity”), with respect to the Shares owned directly by it;
(ii)	Cygnus Property Fund IV, LLC, a Delaware limited liability company (“Cygnus IV”), with respect to the Shares owned directly by it;
(iii)	Cygnus Property Fund V, LLC, a Delaware limited liability company (“Cygnus V”), with respect to the Shares owned directly by it
(iv)	Cygnus Capital Advisers, LLC, a Wyoming limited liability company (“Cygnus Capital”), as the investment adviser of Cygnus Opportunity;
(v)	Cygnus General Partners, LLC, a Wyoming limited liability company (“Cygnus GP”), as the general partner of Cygnus Opportunity;
(vi)	Cygnus Capital Real Estate Advisors II, LLC, a Wyoming limited liability company (“Cygnus Property GP”), as the general partner and investment advisor of each of Cygnus IV and Cygnus V;
(vii)	Cygnus Capital, Inc., a Wyoming corporation (“Cygnus”), as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP; and
(viii)	Christopher Swann, (a) with respect to (1) the Shares owned directly by him and (2) the Shares owned by members of his immediately family that he may be deemed to beneficially own, and (b) as the President and CEO of Cygnus.

10

CUSIP No. 044103109

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Cygnus. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of the Reporting Persons is 3060 Peachtree Road NW, Suite 1080, Atlanta, Georgia 30305.

(c)       The principal business of each of Cygnus Opportunity, Cygnus IV and Cygnus V is investing in securities. The principal business of Cygnus Capital is serving as the investment adviser to Cygnus Opportunity. The principal business of Cygnus GP is serving as the general partner of Cygnus Opportunity. The principal business of Cygnus Property GP is serving as the general partner and investment adviser of each of Cygnus IV and Cygnus V. The principal business of Cygnus is serving as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP. The principal occupation of Mr. Swann is serving as the President and CEO of Cygnus.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Swann is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

11

CUSIP No. 044103109

Item 3.	Source and Amount of Funds or Other Consideration.

 The Shares purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 494,080 Shares beneficially owned by Cygnus Opportunity is approximately $1,742,963, including brokerage commissions. The aggregate purchase price of the 5,405 Shares beneficially owned by Cygnus IV is approximately $16,377, including brokerage commissions. The aggregate purchase price of the 134,121 Shares beneficially owned by Cygnus V is approximately $438,829, including brokerage commissions.

The Shares purchased by Mr. Swann personally, including Shares held in an IRA Account in Mr. Swann’s name, and held by members of his immediate family, which Mr. Swann is deemed to beneficially own, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 172,000 Shares, including 100,000 Shares held in an IRA account in Mr. Swann’s name, beneficially owned directly by Mr. Swann is approximately $532,618, including brokerage commissions. The aggregate purchase price of the 206,625 Shares, including 70,000 Shares underlying certain call options, held by members of Mr. Swann’s immediate family, which Mr. Swann is deemed to beneficially own, is $488,935, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 17, 2020, the Reporting Persons issued a press release and letter (the “Letter”) to common stockholders of the Issuer urging them to vote Against the proposals to be considered at the Issuer’s upcoming special meeting of stockholders to be held on October 6, 2020, the effect of which will be to dilute the ownership interests of common stockholders by approximately 94% through what the Reporting Persons believe to be an unnecessary and rushed conversion of all of the Issuer’s outstanding shares of preferred stock into Shares (the “Exchange Offers”). The Letter sets forth a number of reasons why the Reporting Persons believe the Exchange Offers are ill-advised and not in the best interest of stockholders, including the Reporting Persons’ belief that recent improvements in the hospitality industry and the Issuer’s current cash levels make the Exchange Offers premature.

As detailed in the Letter, the Reporting Persons question whether the Board’s and management’s decision to undertake the highly dilutive Exchange Offers in lieu of other strategic alternatives is due to their desire to preserve the fees paid to the Issuer’s management company, Ashford, Inc., which is controlled by members of the Board and management team.   The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

12

CUSIP No. 044103109

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in communications with management and the Board, engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, purchase additional securities of the Issuer, selling some or all of such securities, enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engage in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,058,909 Shares outstanding as of September 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on DEF 14A filed with the Securities and Exchange Commission on September 10, 2020.

A.	Cygnus Opportunity
(a)	As of the close of business on September 17, 2020, Cygnus Opportunity beneficially owned directly 494,080 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,080
(c)	The transactions in the Shares by Cygnus Opportunity during the past sixty days are set forth on Schedule B and incorporated herein by reference.
13

CUSIP No. 044103109

B.	Cygnus IV
(a)	As of the close of business on September 17, 2020, Cygnus IV beneficially owned directly 5,405 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 5,405 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 5,405
(c)	The transactions in the Shares by Cygnus IV during the past sixty days are set forth on Schedule B and incorporated herein by reference.
C.	Cygnus V
(a)	As of the close of business on September 17, 2020, Cygnus V beneficially owned directly 134,121 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 134,121
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 134,121
(c)	The transactions in the Shares by Cygnus V during the past sixty days are set forth on Schedule B and incorporated herein by reference.
D.	Cygnus Capital
(a)	As the investment adviser of Cygnus Opportunity, Cygnus Capital may be deemed to beneficially own the 494,080 Shares owned by Cygnus Opportunity.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,080
(c)	Cygnus Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Cygnus Opportunity during the past sixty days are set forth on Schedule B and incorporated herein by reference.
14

CUSIP No. 044103109

E.	Cygnus GP
(a)	As the general partner of Cygnus Opportunity, Cygnus GP may be deemed to beneficially own the 494,080 Shares owned by Cygnus Opportunity.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,080
(c)	Cygnus GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Cygnus Opportunity during the past sixty days are set forth on Schedule B and incorporated herein by reference.
F.	Cygnus Property GP
(a)	As the general partner and investment adviser of each of Cygnus IV and Cygnus V, Cygnus Property GP may be deemed to beneficially own the (i) 5,405 Shares owned by Cygnus IV, and (ii) 134,121 Shares owned by Cygnus V.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 139,526
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 139,526
(c)	Cygnus Property GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Cygnus IV and Cygnus V during the past sixty days are set forth on Schedule B and incorporated herein by reference.
G.	Cygnus
(a)	As the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP, Cygnus may be deemed to beneficially own the (i) 494,080 Shares owned by Cygnus Opportunity, (ii) 5,405 Shares owned by Cygnus IV, and (iii) 134,121 Shares owned by Cygnus V.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 633,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 633,606
(c)	Cygnus has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Cygnus Opportunity, Cygnus IV and Cygnus V during the past sixty days are set forth on Schedule B and incorporated herein by reference.
15

CUSIP No. 044103109

H.	Mr. Swann
(a)	As of the close of business on September 17, 2020, Mr. Swann beneficially owned directly 172,000, including 100,000 shares held in an IRA account in his name, and may be deemed to beneficially own the 206,625 Shares held by members of his immediate family, including 70,000 shares underlying certain call options that are currently exercisable. As the President and CEO of Cygnus, Mr. Swann may be deemed to beneficially own the (i) 494,080 Shares owned by Cygnus Opportunity, (ii) 5,405 Shares owned by Cygnus IV, and (iii) 134,121 Shares owned by Cygnus V.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,012,231
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,012,231
(c)	The transactions in the Shares by Mr. Swann personally and on behalf of members of his immediate family during the past sixty days are set forth on Schedule A and incorporated herein by reference. The transactions in the Shares on behalf of each of Cygnus Opportunity, Cygnus IV and Cygnus V during the past sixty days are set forth on Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Swann is deemed to beneficially own American-style call options held by members of his immediate family, referencing an aggregate of 30,000 and 40,000 Shares, each of which has an exercise price of $5.00 and which expire on December 18, 2020 and March 19, 2020, respectively.

The Reporting Persons own in the aggregate 46,389 shares of the Issuer’s Series D Preferred Stock, 113,064 shares of the Issuer’s Series F Preferred Stock, 146,884 shares of the Issuer’s Series G Preferred Stock, 183,813 shares of the Issuer’s Series H Preferred Stock, and 129,834 shares of the Issuer’s Series I Preferred Stock.

On September 18, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

16

CUSIP No. 044103109

Item 7.	Material to be Filed as Exhibits.
99.1	Press release and Letter, dated September 17, 2020.
99.2	Joint Filing Agreement by and among Cygnus Opportunity Fund, LLC, Cygnus Property Fund IV, LLC, Cygnus Property Fund V, LLC, Cygnus Capital Advisers, LLC, Cygnus General Partners, LLC, Cygnus Capital Real Estate Advisors II, LLC, Cygnus Capital, Inc. and Christopher Swann, dated September 18, 2020.

17

CUSIP No. 044103109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

18

CUSIP No. 044103109

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

/s/ Christopher Swann
Name:	Christopher Swann
Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

19

CUSIP No. 044103109

SCHEDULE A

Directors and Officers of Cygnus Capital, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Christopher Swann* President and CEO
Natasha Swann Secretary and Treasurer	Secretary and Treasurer of Cygnus Capital, Inc.	3060 Peachtree Road NW, Suite 1080, Atlanta, Georgia 30305.	USA

* Mr. Swann is a Reporting Person and, as such, the information with respect to Mr. Swann called for by the Schedule 13D is set forth therein.

CUSIP No. 044103109

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Opportunity Fund, LLC

Sale of Common Stock	(5,000)	7.3072	07/17/2020
Purchase of Common Stock	1,300	4.3783	07/28/2020
Purchase of Common Stock	12,000	3.6448	08/04/2020
Purchase of Common Stock	2,500	4.1775	08/04/2020
Purchase of Common Stock	3,200	4.0922	08/05/2020
Purchase of Common Stock	100	4.1200	08/05/2020
Purchase of Common Stock	11,700	4.1463	08/05/2020
Purchase of Common Stock	15,000	4.1191	08/05/2020
Purchase of Common Stock	2,900	4.0512	08/06/2020
Purchase of Common Stock	600	3.9817	08/10/2020
Purchase of Common Stock	14,400	3.9900	08/10/2020
Purchase of Common Stock	25,000	4.0716	08/11/2020
Purchase of Common Stock	6,300	4.0400	08/11/2020
Purchase of Common Stock	10,000	3.7113	08/13/2020
Purchase of Common Stock	5,000	3.6418	08/14/2020
Purchase of Common Stock	50,000	3.5113	08/17/2020
Purchase of Common Stock	10,000	3.5292	08/17/2020
Purchase of Common Stock	10,000	3.5194	08/17/2020
Purchase of Common Stock	5,222	3.5229	08/17/2020
Purchase of Common Stock	701	3.5414	08/17/2020
Purchase of Common Stock	1,800	3.5094	08/17/2020
Purchase of Common Stock	11,244	3.5230	08/17/2020
Purchase of Common Stock	6,033	3.5273	08/17/2020
Purchase of Common Stock	2,800	3.5000	08/17/2020
Purchase of Common Stock	7,200	3.5156	08/17/2020
Purchase of Common Stock	15,000	3.5287	08/18/2020
Purchase of Common Stock	10,000	3.4700	08/18/2020
Purchase of Common Stock	600	3.4600	08/18/2020
Purchase of Common Stock	100	3.4700	08/18/2020
Purchase of Common Stock	5,000	3.4000	08/18/2020
Purchase of Common Stock	1,000	3.3889	08/18/2020
Purchase of Common Stock	2,500	3.4100	08/18/2020
Purchase of Common Stock	5,000	3.4250	08/18/2020
Purchase of Common Stock	100,000	3.3480	08/19/2020
Purchase of Common Stock	19,000	3.4221	08/20/2020
Purchase of Common Stock	10,000	3.1591	08/21/2020
Purchase of Common Stock	8,232	3.1199	08/24/2020
Purchase of Common Stock	699	3.1914	08/24/2020
Purchase of Common Stock	50,000	3.0843	08/24/2020
Purchase of Common Stock	8,600	3.0091	08/25/2020
Purchase of Common Stock	16,400	2.9179	08/25/2020
Purchase of Common Stock	3,175	2.8309	08/26/2020
Purchase of Common Stock	5,000	2.8259	08/27/2020
Purchase of Common Stock	227	2.7824	08/28/2020
Purchase of Common Stock	9,773	3.0822	08/28/2020
Purchase of Common Stock	474	2.4762	09/09/2020
Purchase of Common Stock	300	1.9400	09/15/2020
Purchase of Common Stock	3,000	2.0700	09/16/2020

CUSIP No. 044103109

Cygnus Property Fund IV, LLC

Purchase of Common Stock	2,400	3.0479	08/24/2020
Purchase of Common Stock	2,600	3.0893	08/24/2020
Purchase of Common Stock	405	2.4762	09/09/2020

Cygnus Property Fund V, LLC

Purchase of Common Stock	100,000	3.4242	08/20/2020
Purchase of Common Stock	1,500	3.1837	08/21/2020
Purchase of Common Stock	18,500	3.1554	08/21/2020
Purchase of Common Stock	5,000	3.1705	08/24/2020
Purchase of Common Stock	9,121	2.4762	09/09/2020

CUSIP No. 044103109

Christopher Swann

Purchase of Common Stock	3,500	3.7300	08/03/2020
Purchase of Common Stock	200	4.0800	08/04/2020
Purchase of Common Stock	1,900	4.0800	08/04/2020
Purchase of Common Stock	2,400	4.1000	08/04/2020
Purchase of Common Stock	80	4.0900	08/04/2020
Purchase of Common Stock	500	4.0900	08/04/2020
Purchase of Common Stock	4,420	4.0800	08/04/2020
Purchase of Common Stock	1,000	4.0100	08/10/2020
Purchase of Common Stock	1,000	4.0100	08/10/2020
Purchase of Common Stock	180	4.0100	08/11/2020
Purchase of Common Stock	200	4.0000	08/11/2020
Purchase of Common Stock	4,120	4.0000	08/11/2020
Purchase of Common Stock	104	3.5100	08/17/2020
Purchase of Common Stock	4,400	3.5100	08/17/2020
Purchase of Common Stock	25	3.5100	08/17/2020
Purchase of Common Stock	600	3.5200	08/17/2020
Purchase of Common Stock	3,539	3.5200	08/17/2020
Purchase of Common Stock	1,332	3.5100	08/17/2020
Purchase of Common Stock	5,000	3.6300	08/17/2020
Purchase of Common Stock	1,800	3.5100	08/17/2020
Purchase of Common Stock	1,000	3.5100	08/17/2020
Purchase of Common Stock	200	3.5100	08/17/2020
Purchase of Common Stock	200	3.5100	08/17/2020
Purchase of Common Stock	500	3.5100	08/17/2020
Purchase of Common Stock	100	3.5100	08/17/2020
Purchase of Common Stock	3,200	3.5100	08/17/2020
Purchase of Common Stock	3,900	3.5200	08/17/2020
Purchase of Common Stock	1,100	3.5200	08/17/2020
Purchase of Common Stock	500	3.5200	08/17/2020
Purchase of Common Stock	9,500	3.5200	08/17/2020
Purchase of Common Stock	4,000	3.5000	08/17/2020
Purchase of Common Stock	100	3.5000	08/17/2020
Purchase of Common Stock	5,102	3.5000	08/17/2020
Purchase of Common Stock	798	3.5100	08/17/2020
Purchase of Common Stock	300	3.4500	08/18/2020
Purchase of Common Stock	100	3.4400	08/18/2020
Purchase of Common Stock	5,222	3.4400	08/18/2020
Purchase of Common Stock	4,378	3.4500	08/18/2020
Purchase of Common Stock	5,000	3.4100	08/18/2020
Purchase of Common Stock	3,000	3.4500	08/18/2020
Purchase of Common Stock	275	3.4200	08/18/2020
Purchase of Common Stock	1,800	3.4400	08/18/2020
Purchase of Common Stock	700	3.4400	08/18/2020
Purchase of Common Stock	514	3.2400	08/19/2020
Purchase of Common Stock	400	3.2600	08/19/2020
Purchase of Common Stock	845	3.2500	08/19/2020
Purchase of Common Stock	6,930	3.2800	08/19/2020
Purchase of Common Stock	1,185	3.2700	08/19/2020
Purchase of Common Stock	126	3.2800	08/19/2020
Purchase of Common Stock	9,800	3.2500	08/19/2020
Purchase of Common Stock	100	3.2500	08/19/2020
Purchase of Common Stock	100	3.2500	08/19/2020
Purchase of Common Stock	1,200	3.2800	08/19/2020
Purchase of Common Stock	600	3.2800	08/19/2020
Purchase of Common Stock	1,400	3.2800	08/19/2020
Purchase of Common Stock	100	3.3000	08/19/2020
Purchase of Common Stock	400	3.2900	08/19/2020
Purchase of Common Stock	1,000	3.3000	08/19/2020
Purchase of Common Stock	900	3.3100	08/19/2020
Purchase of Common Stock	200	3.3200	08/19/2020
Purchase of Common Stock	6,700	3.3200	08/19/2020
Purchase of Common Stock	5,000	3.3700	08/20/2020
Purchase of Common Stock	400	3.4500	08/20/2020
Purchase of Common Stock	700	3.4500	08/20/2020
Purchase of Common Stock	400	3.4600	08/20/2020
Purchase of Common Stock	9,300	3.3700	08/20/2020
Purchase of Common Stock	100	3.3600	08/20/2020
Purchase of Common Stock	600	3.3700	08/20/2020
Purchase of Common Stock	10	3.4500	08/20/2020
Purchase of Common Stock	4,990	3.4500	08/20/2020
Purchase of Common Stock	1,600	3.1200	08/21/2020
Purchase of Common Stock	162	3.1200	08/21/2020
Purchase of Common Stock	3,438	3.1200	08/21/2020
Purchase of Common Stock	4,800	3.1300	08/21/2020
Purchase of Common Stock	2,500	3.1800	08/21/2020
Purchase of Common Stock	200	3.1500	08/21/2020
Purchase of Common Stock	601	3.1500	08/21/2020
Purchase of Common Stock	199	3.1500	08/21/2020
Purchase of Common Stock	1,000	3.1400	08/21/2020
Purchase of Common Stock	1,000	3.1100	08/21/2020
Purchase of Common Stock	2,500	3.1800	08/21/2020
Purchase of Common Stock	800	3.0700	08/24/2020
Purchase of Common Stock	700	3.0600	08/24/2020
Purchase of Common Stock	1,800	3.0500	08/24/2020
Purchase of Common Stock	1,900	3.0400	08/24/2020
Purchase of Common Stock	1,300	3.0500	08/24/2020
Purchase of Common Stock	795	3.1300	08/24/2020
Purchase of Common Stock	1,005	3.1300	08/24/2020
Purchase of Common Stock	800	3.1300	08/24/2020
Purchase of Common Stock	2,400	3.1400	08/24/2020
Purchase of Common Stock	3,900	3.1600	08/24/2020
Purchase of Common Stock	535	3.1500	08/24/2020
Purchase of Common Stock	565	3.1600	08/24/2020
Purchase of Common Stock	4,905	3.1800	08/24/2020
Purchase of Common Stock	95	3.1800	08/24/2020
Purchase of Common Stock	2,200	3.0700	08/24/2020
Purchase of Common Stock	600	3.0700	08/24/2020
Purchase of Common Stock	2,200	3.0700	08/24/2020
Purchase of Common Stock	300	3.0500	08/24/2020
Purchase of Common Stock	100	3.0500	08/24/2020
Purchase of Common Stock	50	3.0500	08/24/2020
Purchase of Common Stock	400	3.0600	08/24/2020
Purchase of Common Stock	5,000	3.1100	08/24/2020
Purchase of Common Stock	5,000	3.0500	08/24/2020
Purchase of Common Stock	95	3.0300	08/24/2020
Purchase of Common Stock	200	3.0400	08/24/2020
Purchase of Common Stock	3,920	3.0400	08/24/2020
Purchase of Common Stock	1,200	3.0700	08/24/2020
Purchase of Common Stock	4,585	3.0800	08/24/2020
Purchase of Common Stock	700	3.0500	08/24/2020
Purchase of Common Stock	4,300	3.0500	08/24/2020
Purchase of Common Stock	7,500	3.2200	08/24/2020
Purchase of Common Stock	100	3.0800	08/25/2020
Purchase of Common Stock	700	3.0900	08/25/2020
Purchase of Common Stock	200	3.1000	08/25/2020
Purchase of Common Stock	1,300	3.1200	08/25/2020
Purchase of Common Stock	950	3.1100	08/25/2020
Purchase of Common Stock	2,500	2.9700	08/25/2020
Purchase of Common Stock	400	2.9700	08/25/2020
Purchase of Common Stock	200	2.9800	08/25/2020
Purchase of Common Stock	3,801	2.9900	08/25/2020
Purchase of Common Stock	3,099	3.0000	08/25/2020
Purchase of Common Stock	1,500	2.8900	08/26/2020
Purchase of Common Stock	300	2.6700	08/26/2020
Purchase of Common Stock	100	2.6700	08/26/2020
Purchase of Common Stock	600	2.6700	08/26/2020
Purchase of Common Stock	1,000	2.6700	08/26/2020
Purchase of Common Stock	500	2.8800	08/27/2020
Purchase of Common Stock	4,000	2.8500	08/27/2020
Purchase of Common Stock	3,000	3.1200	08/28/2020
Purchase of Common Stock	1,500	3.0400	08/31/2020
Purchase of Common Stock	2,300	3.1500	08/31/2020
Purchase of Common Stock	700	3.1300	08/31/2020
Purchase of Common Stock	100	3.1000	09/01/2020
Purchase of Common Stock	4,900	3.1000	09/01/2020
Purchase of Common Stock	1,000	3.0400	09/01/2020
Purchase of December 18, 2020 Call Option ($5 Strike Price)	15	0.5600	09/04/2020
Purchase of December 18, 2020 Call Option ($5 Strike Price)	23	0.5600	09/04/2020
Purchase of December 18, 2020 Call Option ($5 Strike Price)	162	0.5600	09/04/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	12	0.8600	09/04/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	188	0.8600	09/04/2020
Purchase of Common Stock	4,250	2.5000	09/09/2020
Purchase of December 18, 2020 Call Option ($5 Strike Price)	20	0.4700	09/09/2020
Purchase of December 18, 2020 Call Option ($5 Strike Price)	20	0.4800	09/09/2020
Purchase of December 18, 2020 Call Option ($5 Strike Price)	60	0.5100	09/09/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	10	0.8100	09/09/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	1	0.8100	09/09/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	89	0.8100	09/09/2020
Purchase of Common Stock	5,000	2.2800	09/10/2020
Purchase of Common Stock	4,710	2.2800	09/10/2020
Purchase of Common Stock	290	2.2900	09/10/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	4	0.7100	09/10/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	95	0.7100	09/10/2020
Purchase of March 19, 2021 Call Option ($5 Strike Price)	1	0.9100	09/10/2020
Purchase of Common Stock	8,400	2.0200	09/11/2020
Purchase of Common Stock	1,600	2.0100	09/11/2020
Purchase of Common Stock	10,000	2.0200	09/11/2020
Purchase of Common Stock	300	2.0200	09/11/2020
Purchase of Common Stock	100	2.0200	09/11/2020
Purchase of Common Stock	4,600	2.0200	09/11/2020
Purchase of Common Stock	10,000	1.9900	09/11/2020
Purchase of Common Stock	2,000	1.9000	09/14/2020